

May 31, 2011

Mr. Stew Ward
Chief Financial Officer and Treasurer
Starwood Property Trust, Inc.
591 West Putnam Avenue
Greenwich, CT 06830

> **Re:** **Starwood Property Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 001-34436**

Dear Mr. Ward:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

1. In future Exchange Act periodic reports, please disclose the weighted average yield on your assets and the weighted average borrowing costs, including related hedging costs. In addition, please include disclosure regarding historical trends in your finance margin.

2. We note your focus on risk-adjusted returns and your disclosure regarding credit ratings on your MBS assets. However, it does not appear that you provide disclosure that addresses the credit risk of your non-MBS assets. Please advise us how management assesses the credit risk of the non-MBS portfolio, including internal risk ratings, LTV metrics, watch lists or similar measures. We may have further comment.

Liquidity and Capital Resources, page 53

3.   In future Exchange Act periodic reports, please supplement the disclosure regarding your primary sources of liquidity with disclosure about the dollar amount you expect to receive in loan repayments/maturities in the current reporting year.

Borrowings under Various Financing Arrangements, page 54

4.   We note that in your repurchase agreements your counterparty retains the sole discretion over the market value of your loan for the purposes of determining whether you are required to pay margin. In future Exchange Act periodic reports, please provide additional discussion regarding the margin call provisions of these agreements. For example, please disclose the loss percentage or range of percentages which would trigger a margin call under your repurchase agreements as well as the haircut percentage or range of percentages that you are required to take.

5.   We note that you have omitted to file the schedules to the master repurchase agreements, and that these schedules appear to provide information related to the margin percentages. Please advise us as to your basis for not filing the complete agreements. Refer to Item 601(b) of Regulation S-K.

Summary of Significant Accounting Policies, page 71

6.   Please tell us why you have not disclosed your accounting policy for accounting for securitization transactions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or Michael McTiernan at (202) 551-3852 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief